 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Third Amendment

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

REGO PAYMENT ARCHITECTURES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

759141 104
(CUSIP Number)

Peter S. Pelullo
2501 S. Wharton St
Building J Philadelphia, PA 19146
(610) 825-8805

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2018
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 759141 104

1.	NAMES OF REPORTING PERSONS Peter S. Pelullo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,893,983
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,893,983
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,893,983
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.19%
14.	TYPE OF REPORTING PERSON IN

EXPLANATORY  NOTE

The purpose of this Amended Schedule 13D filing is to disclose revised ownership of REGO Payment Architectures, Inc. (the “Company”) Common Stock par value $0.0001 (the “Stock”). On or about June 15, 2018, the Reporting Person delivered 50,000 to a third party in satisfaction of a payment obligation. On April 12, 2018 the Reporting Person was granted stock options to purchase 750,000 shares of Company Common Stock at an exercise price of $0.2595 per share for five years expiring April 12, 2023.

This Schedule 13D is being filed by the Reporting Person to disclose its ownership of approximately 14% of the Company’s outstanding Stock.

Item 1. Security and Issuer.

The name of the issuer is REGO Payment Architectures, Inc., a Delaware corporation which has its principal offices at 265 Sunrise Blvd., Palm Beach, FL 33480. This statement relates to the Company’s Common Stock par value $0.0001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Peter S. Pelullo, who has his principal address at 2501 S. Wharton St Building J, Philadelphia, PA 19146 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used his personal funds to purchase the Stock of the Company.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Company’s Stock from the Company for personal investment purposes pursuant to Subscription Agreements and other agreements and paid the consideration for the Stock in cash. On or about April 12, 2018, the Reporting Person delivered 50,000 to a third party in satisfaction of a payment obligation. On April 12, 2018, the Reporting Person was granted stock options to purchase 750,000 shares of Company Common Stock at an exercise price of $0.2595 per share for five years expiring April 12, 2023.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 16,893,983 shares of Company Stock, representing 14.19% of the outstanding shares of the Company’s Stock (based on the number of outstanding shares on July 31, 2018). 4,792,858 of the shares and options to purchase 750,000 shares are owned directly by Peter S. Pelullo and 11,351,125 of the shares are held by International Corporate Management, Inc. (an entity of which the Reporting Person is a beneficial owner).

Said amount includes all shares issuable to the Reporting Person on account of Warrants held by the Reporting Person exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 16,893,983 shares of Company Stock.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2018

By:	/s/ Peter S. Pelullo

Name: Peter S. Pelullo